



A BEANSTALK FILMS PRODUCTION
ARTICHOKE
INTELLIGENCE AGENCY
UNITED STATES
A ROBERT MATTHEWS FILM

beanstalkfilms

beanstalkfilms Hey all, I'm raising funds for a movie I've written called Artichoke — a Cold War-era thriller about a brilliant hypnotist recruited by the CIA... where the audience is hypnotized too.

We believe this could offer viewers — and marketers — a whole new kind of cinematic experience, like The Blair Witch Project did for found footage, or Avatar for 3D.

We're raising via Wefunder, where you actually get a stake in the feature film.

Please take a moment.

Check it out:
https://wefunder.com/beanstalkfilmsllc

Consider investing and/or sharing this. Even $100 makes a real difference to making this dream a reality.

Thank you so much!

Legally Required Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

21w